                                                               Exhibit (d)(10)

                       LIFE EXTENSION BENEFIT RIDER (LEB)

Any undefined terms used in this rider have the meaning set forth in the policy to which this rider is attached. This policy is referred to as Base Policy in the rest of this rider. This rider, when paid for, is made a part of the Base Policy, based on the application for the rider.

1. BENEFIT When this rider becomes effective, the Life Insurance Benefit of the policy will continue to equal the amount calculated as described in the Life Insurance Benefits section of the Base Policy. We will deduct any unpaid loan and accrued loan interest when this benefit becomes payable.

2. RIDER EFFECTIVE DATE This rider benefit becomes effective on the Policy Anniversary on which the Insured (younger Insured if a survivorship plan) is age 100.

3. EFFECT ON BASE POLICY When this rider becomes effective, the following will affect the Base Policy.

     (a)  The Life Insurance Benefit Options in Section 1 continue to apply.

     (b) Any Cash Value under the policy that is not invested in the Fixed Account will be transferred to such account.

     (c)  No further Planned or Unplanned Premiums will be allowed.

     (d)  No further monthly deductions will be made from the Cash Value.

     (e)  Loan interest will continue to accrue.

     (f) Any insurance on an Other Covered Insured, provided by a rider attached to the Base Policy that is still in effect, will end. However, if an Other Covered Insured is younger than age 70 when the rider ends, the owner can convert the term insurance at that time as described in the rider.

     (g)  Any other riders attached to the Base Policy will also end.

4. RIDER CHARGE The charge for this rider is shown on the "Premium Information" Policy Data page. This charge is deducted from the policy's Cash Value on each Monthly Deduction Day.

5.   CASH OR LOAN VALUE This rider does not have cash or loan value.

6. ISSUE DATE When this rider is issued at the same time as the policy, the rider and the policy have the same Issue Date. If this rider is added to a policy which is already in force, the rider's Issue Date will be shown on the Data Pages attached to the rider.

7. CONFORMITY WITH LAW This rider is subject to all laws that apply. We reserve the right to make changes to this rider to ensure that this rider qualifies as life insurance under federal tax law.

     You should consult with your personal tax advisor if this rider becomes effective, as there could then be tax implications under the Base Policy.

8. WHEN RIDER ENDS You can cancel this rider at any time by sending a signed notice to us at our Service Office for variable products or any other location that we indicate to you in writing. This Service Office is referred to in the most current prospectus that is on file with the SEC. This rider will end on the Monthly Deduction Day on or next following the date we receive your request.

     This rider will also end if the policy ends or is surrendered.

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION


Secretary                               President
/s/ Catherine A. Marrion               /s/ Theodore A. Mathas

308-350